Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR and Federal Express

November 28, 2011

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L .P.

Amendment No. 3 to

Registration Statement on Form S-1

Filed November 21, 2011

File No. 333-176445

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, L.P. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2011, with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (as amended, the “Registration Statement”), File No. 333-176445, filed with the Commission on November 21, 2011. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since Amendment No. 3.

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Unless otherwise specified herein, all references to page numbers and captions correspond to Amendment No. 4.

Prospectus Cover Page

1.	Please revise your cover art to clearly indicate those projects which are currently in progress. For example, and not as an exhaustive list, please:

Securities and Exchange Commission

November 28, 2011

•	clarify that your Watkins Glen NGL storage facility is currently being developed; and

•	more prominently indicate that your MARC I line is still in construction.

Please also differentiate between those pipelines which are and are not a part of your transportation assets.

Response:

We acknowledge the Staff’s comment and undertake in a future amendment to revise our cover art to clearly indicate those projects that are currently in progress, including clarifying that our Watkins Glen NGL storage facility is currently being developed and more prominently indicating that our MARC I pipeline is still under construction. In addition, we will differentiate between those pipelines that are and are not a part of our transportation assets.

Summary Historical and Pro Forma Financial and Operating Data, page 15

2.	Your statement that your pro forma condensed consolidated financial statements give pro forma effect to the change in your organizational structure from a limited liability company to a limited partnership appears incorrect since your historical financial statements already reflect your structure as a limited partnership. Similarly, your statement that you have given pro forma effect to the issuance by you to your general partner of a non-economic general partner interest appears incorrect. Please revise. Also apply this comment to your Selected Historical and Pro Forma Financial and Operating Data on page 69.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 15 and 69.

Non-GAAP Financial Measures, page 17

3.	Please refer to your reconciliation of net income to EBITDA and Adjusted EBITDA at the bottom of page 17. Please revise the pro forma column so that it is mathematically correct and adjust the amount of Pro Forma Adjusted EBITDA disclosed on page 16 accordingly. Also apply this comment to your Selected Historical and Pro Forma Financial and Operating Data on page 69.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have confirmed the mathematical accuracy of our reconciliation of net income to EBITDA and Adjusted EBITDA on pages 17 and 71 and confirmed the amount of pro forma Adjusted EBITDA on pages 16 and 70.

Securities and Exchange Commission

November 28, 2011

4.	We note that you are presenting Pro Forma Adjusted EBITDA on page 16. Based on your statement that the GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities, please provide reconciliations of this non-GAAP measure to its most directly comparable GAAP measures. Specifically, please also provide a reconciliation to net cash provided by operating activities. Also apply this comment to your Selected Historical and Pro Forma Financial and Operating Data on page 69.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 18 and 71.

Risk Factors, page 19

5.	Please refer to the risk factor concerning your revolving credit facility on page 27 and the similar disclosure concerning the significant terms of this revolving credit facility under the heading “Revolving Credit Facility” on page 85. It is unclear from these disclosures whether you currently have entered into this revolving credit facility. For example, you state that in connection with this offering, you “will enter” into this facility, implying that you have not yet done so. However, you also disclose the covenants and restrictive provisions of this revolving credit facility in detail, implying that you have already negotiated the terms of this facility with the lender, including the specified interest rate, specified consolidated leverage ratio, and specified interest coverage ratio. Please revise the disclosures throughout your filing to clearly indicate whether you currently have entered into this facility. If you will not enter into this facility until the closing of your offering, please either explain to us how these terms have been guaranteed in advance by the lender or revise your disclosures to clarify that these are the expected (not actual) terms of the facility.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 27, 85-86, 88 and 107. We respectfully advise the Staff that, although we will not enter into our revolving credit facility until the closing of this offering, the material terms of our revolving credit facility have been finalized pursuant to a commitment letter from lenders for our revolving credit facility. A form of the credit agreement governing our revolving credit facility is filed as Exhibit 10.7 to Amendment No. 4.

Use of Proceeds, page 45

6.

We note your disclosure that you will use the proceeds of this offering to repay indebtedness outstanding under your promissory note and that the “borrowings under [y]our promissory note, which [you] will assume from NRGY immediately

Securities and Exchange Commission

November 28, 2011

prior to the closing of this offering, will be incurred by NRGY to repay, repurchase or redeem existing debt of NRGY.” We also note your statement on pages 83 and 84 that your “operations, including capital expenditures and acquisitions, have historically been funded by NRGY” and that you have “historically paid NRGY all cash generated from operations.” If the existing debt of NRGY being repaid, redeemed or repurchased was incurred within one year and relates to your operations, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please see Instruction 4 to Item 504 of Regulation S-K. If the existing debt of NRGY being repaid, redeemed or repurchased does not relate to your operations, please revise your filing in an appropriate location to better explain why you are assuming the borrowings under your promissory note.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that NRGY expects to use the proceeds of the promissory note to either (1) purchase up to $300 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2021 (the “2021 Notes”) and 7% Senior Notes due 2018 (the “2018 Notes”) or (2) repay borrowings under NRGY’s $300 million term loan facility (the “Term Loan Facility”). In either case, no disclosure would be required in the Registration Statement pursuant to Instruction 4 to Item 504 of Regulation S-K because the existing debt of NRGY that is being repaid by NRGY using the net proceeds of the promissory note either (i) was incurred by NRGY more than one year prior to the date of this response letter or (ii) does not relate to our operations.

NRGY sold the 2021 Notes in a Rule 144A private offering in January 2011. NRGY used the net proceeds of the offering as well as borrowings under the Term Loan Facility to:

•	fund NRGY’s partial redemption of its then outstanding 8.75% Senior Notes due 2015 (the “2015 Notes”), which were sold by NRGY in a Rule 144A private offering in 2009;

•	fund NRGY’s tender offers for its then outstanding:

o	6.875% Senior Notes due 2014 (the “2014 Notes”), which were sold by NRGY in a Rule 144A private offering in December 2004;

o	2015 Notes; and

o	8.25% Senior Notes due 2016 (the “2016 Notes”), which were sold by NRGY in a Rule 144A private offering in 2008; and

•	redeem any of the 2014 Notes and 2016 Notes not acquired in the tender offers.

Securities and Exchange Commission

November 28, 2011

NRGY sold the 2018 Notes in a Rule 144A private offering in September 2010 and used the net proceeds from the offering to partially fund the acquisition of the equity interests of Tres Palacios Gas Storage LLC.

As further described in the Contribution Agreement, which is filed as Exhibit 10.1 to Amendment No. 4, we will assume the promissory note as partial consideration to NRGY in connection with the recapitalization of its interest in us. We have revised our disclosure accordingly. Please see pages 45, 85 and 133.

Dilution, page 47

7.	To assist our review of your dilution disclosures, once you determine the pricing for your offering, please consider supplementally providing us with the details of your dilution calculations including your calculation of pro forma net tangible book value per common unit before the offering and your calculations supporting the disclosures in footnote 3 to your dilution table.

Response:

We acknowledge the Staff’s comment and, once we determine the pricing for the offering, undertake to supplementally provide the Staff with the details of our dilution calculations, including our calculation of pro forma net tangible book value per common unit before the offering and our calculations supporting the disclosures in footnote 3 of our dilution table.

Cash Distribution Policy and Restrictions on Distributions, page 48

8.	Please refer to comment 18 in our letter dated September 23, 2011 and your response to that comment dated October 7, 2011. Please confirm to us, if true, that the terms of your revolving credit facility do not contain restrictions on the ability of your subsidiaries to make distributions to you.

Response:

We acknowledge the Staff’s comment and confirm to the Staff that our revolving credit facility will not contain restrictions on the ability of our subsidiaries to make distributions to us. We respectfully advise the Staff that, although we will not enter into our revolving credit facility until the closing of this offering, the material terms of our revolving credit facility have been finalized pursuant to a commitment letter from lenders for our revolving credit facility. A form of the credit agreement governing our revolving credit facility is filed as Exhibit 10.7 to Amendment No. 4.

Unaudited Pro Forma Cash Available for Distribution, page 53

9.	Please refer to footnote 7 to this table. We note your assumption that your expansion capital expenditures were funded by borrowings on your revolving

Securities and Exchange Commission

November 28, 2011

credit facility. Please revise footnote 7 to confirm, if true, that you would have been in compliance with the covenants of your revolving credit facility after these borrowings.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see page 53.

Estimated Cash Available for Distribution for the 12 Months Ending December 31, 2012, page 53

Assumptions and Considerations, page 56

10.	Please refer to comment 23 in our letter dated September 23, 2011 and your response to that comment dated October 7, 2011. As previously requested, please quantify the revenues and expenses related to the acquired Seneca Lake facility during the three months ended September 30, 2011, and based on this historical data, explain the basis for any assumed changes in revenues and expenses between September 30, 2011 and December 31, 2012. Please ensure that your disclosures clarify the basis for your assumption that a facility that generated $1.8 million in revenue and a $0.1 million net loss in the quarter ended September 30, 2011 will contribute $9.6 million to cash available for distribution over the 12 months ended December 31, 2012.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see pages 56-57.

11.	Please refer to your discussion of financing on page 60. We note your assumption that your expansion capital expenditures will be funded by borrowings on your revolving credit facility. Please revise to confirm, if true, that you would be in compliance with the covenants of your revolving credit facility after these borrowings. Please also clearly disclose the maximum borrowing under this revolving credit facility to clarify the limitations on funding expansion capital expenditures in future periods by borrowings on this facility.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to confirm that we would be in compliance with the covenants of our revolving credit facility after these borrowings. We have also revised our disclosure to clearly disclose the maximum borrowing of $500 million under our revolving credit facility. Please see page 60.

Securities and Exchange Commission

November 28, 2011

Certain Relationships and Related Party Transactions, page 128

Other Transactions with Related Persons, page 133

12.	Please provide the rate of interest payable on the promissory note referenced in the penultimate paragraph of this section. We note you provide this information on page 45. Please see Item 404(a)(5) of Regulation S-K. Please also provide the interest rate information for the $129.8 million of indebtedness outstanding to Inergy Propane.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see page 133.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

13.	Please refer to comment 53 in our letter dated September 23, 2011 and your response to that comment dated October 7, 2011. Please provide pro forma earnings per limited partner unit in your next amendment. Please also provide a pro forma footnote explaining how such amount was calculated. While the explanation in the pro forma footnote may be relatively brief, you should supplementally provide us with a more detailed analysis of the guidance in ASC 260 to support your treatment of the incentive distribution rights when calculating earnings per limited partner unit. In this regard, based on your disclosure on page 154 under the heading “Transfer of Incentive Distribution Rights,” it appears that the incentive distribution rights may represent a separate class of nonvoting limited partner interest requiring the two-class method.

Response:

We acknowledge the Staff’s comment and undertake in a future amendment to provide pro forma earnings per limited partner unit and a pro forma footnote explaining how such amount was calculated.

Financial Statements for the Fiscal Year Ended September 30, 2011, page F-6

Report of Independent Registered Public Accounting Firm, page F-6

14.	We note that your auditors have provided a draft report and draft consent in the form that will be expressed at effectiveness. Please note that your registration statement cannot be declared effective until your auditors have finalized their report and consent.

Securities and Exchange Commission

November 28, 2011

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see page F-6 and Exhibit 23.1. The report and consent are now finalized as we have assigned our membership interests in each of US Salt, LLC and Tres Palacios Gas Storage LLC to Inergy, L.P. as discussed on page F-12.

Note 2. Summary of Significant Accounting Policies, page F-13

15.	We note that you removed your accounting policy for gas exchange contracts. Please tell us why.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see page F-17. We removed the accounting policy as gas storage contracts were only material to the September 30, 2009 balance sheet. However, as this balance has the potential to be material to prospective balance sheets, we have elected to continue to disclose this accounting policy.

Note 9. Subsequent Events, page F-20

16.	Please tell us why your disclosure refers to items subsequent to the date of the audit instead of items subsequent to the date of your balance sheet. Also tell us how you considered disclosing the terms of your new revolving credit facility as a subsequent event.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to refer to items subsequent to the date of our balance sheet. Please see page F-20. We respectfully advise the Staff that we will not enter into our new revolving credit facility until the closing of this offering.

[Signature Page Follows.]

Securities and Exchange Commission

November 28, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, INERGY MIDSTREAM, L.P

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr. Executive Vice President and Chief Financial Officer

Enclosures

cc:	Angie Kim, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Laura L. Tyson, Baker Botts L.L.P.